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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                               PRIZE ENERGY CORP.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)



                                   74267L 10 6

                                 (CUSIP Number)


                                 MARK L. WITHROW
                        PIONEER NATURAL RESOURCES COMPANY
                            1400 WILLIAMS SQUARE WEST
                             5205 N. O'CONNOR BLVD.
                               IRVING, TEXAS 75039


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                ROBERT L. KIMBALL
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7891


                                FEBRUARY 8, 2000

     (Date of Event which Requires Filing of this Statement on Schedule 13D)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP NO. 74267L106



--------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                  Pioneer Natural Resources USA, Inc.                                          752516853
--------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                        (a) [ ]
                                                                                                 (b) [ ]
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   3     SEC use only
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   4     Source of Funds                                                                          OO (a)
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   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         [ ]
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   6     Citizenship or Place of Organization                                                   Delaware
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                                     7        Sole Voting Power (b) (c)                        3,984,197
                                     -------------------------------------------------------------------
   Number of Shares Beneficially     8        Shared Voting Power                                      0
                                     -------------------------------------------------------------------
      Owned by Each Reporting        9        Sole Dispositive Power (b) (c)                   3,984,197
                                     -------------------------------------------------------------------
            Person With              10       Shared Dispositive Power                                 0
--------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person (b)                      3,984,197
--------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                           [ ]
--------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11) (b)                                   27.26%
--------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                     CO
--------------------------------------------------------------------------------------------------------

(a)  See Item 3.

(b) Assuming conversion of all Series A 6% Convertible Preferred Stock of the Issuer into shares of Common Stock of the Issuer.

(c) The Shares beneficially owned by the Reporting Person are subject to the terms and conditions of the Voting and Shareholders Agreement described in
     Item 6 below.

CUSIP NO. 74267L106

--------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                 Pioneer Natural Resources Company                                            752702753
--------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                       (a) [ ]
                                                                                                (b) [ ]
--------------------------------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                         OO (a)
--------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)        [ ]
--------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                                                  Delaware
--------------------------------------------------------------------------------------------------------
                                     7        Sole Voting Power (b) (c)                       3,984,197
                                     -------------------------------------------------------------------
   Number of Shares Beneficially     8        Shared Voting Power                                     0
                                     -------------------------------------------------------------------
      Owned by Each Reporting        9        Sole Dispositive Power (b) (c)                  3,984,197
                                     -------------------------------------------------------------------
            Person With              10       Shared Dispositive Power                                0
--------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person (b)                     3,984,197
--------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                          [ ]
--------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11) (b)                                  27.26%
--------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                    CO
--------------------------------------------------------------------------------------------------------

(a)  See Item 3.

(b) Assuming conversion of all Series A 6% Convertible Preferred Stock of the Issuer into shares of Common Stock of the Issuer.

(c) The Shares beneficially owned by the Reporting Person are subject to the terms and conditions of the Voting and Shareholders Agreement described in
     Item 6 below.

The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock") of Prize Energy Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3500 William D. Tate, Suite 200, Grapevine, Texas 76051.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Statement is being filed by Pioneer Natural Resources Company, a Delaware corporation ("Parent"), and by Pioneer Natural Resources USA, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Pioneer USA"). Parent and Pioneer USA are collectively referred to herein as the "Reporting Persons." The principal business and office address of each Reporting Person is 1400 Williams Square West, 5205 N. O'Connor Blvd., Irving, Texas 75039. Parent is a publicly-traded, independent exploration and production oil and gas company that owns and operates its United States assets through Pioneer USA.

         The executive officers of the Reporting Persons are Scott D. Sheffield, Timothy L. Dove, Dennis E. Fagerstone, Danny Kellum, and Mark L. Withrow. Each such executive officer is a United States citizen whose business address is 1400 Williams Square West, 5205 N. O'Connor Boulevard, Irving, Texas 75039. Mr. Sheffield is the President, Chief Executive Officer, Assistant Secretary and a Director of Parent , and President of Pioneer USA. Mr. Dove is Executive Vice President and Chief Financial Officer of both Parent and Pioneer USA, and a Director of Pioneer USA. Mr. Fagerstone is Executive Vice President of both Parent and Pioneer USA, and a Director of Pioneer USA. Mr. Kellum is the Vice President-Domestic Operations of both Pioneer and Pioneer USA, and a Director of Pioneer USA. Mr. Withrow is Executive Vice President, General Counsel and Secretary of both Parent and Pioneer USA, and a Director of Pioneer USA.

         The Directors of Parent are James R. Baroffio, R. Hartwell Gardner, James L. Houghton, Jerry P. Jones, Richard E. Rainwater, Charles E. Ramsey, Jr., Scott D. Sheffield (who is also the Chairman of the Board) and Robert L. Stillwell. Each such Director is a United States citizen. Mr. Baroffio is retired and his business address is 1400 Williams Square West, 5205 N. O'Connor Blvd., Irving, Texas 75039. Mr. Gardner is retired and his business address is 1400 Williams Square West, 5205 N. O'Connor Blvd., Irving, Texas 75039. Mr. Houghton is retired and his business address is 1400 Williams Square West, 5205
N. O'Connor Blvd., Irving, Texas 75039. Mr. Jones is Of Counsel to the law firm of Thompson & Knight, P.C. and his business address is 1400 Williams Square West, 5205 N. O'Connor Blvd., Irving, Texas 75039. Mr. Rainwater is an independent investor and the sole shareholder and Chairman of Rainwater, Inc. (an investment company), and his business address is 1400 Williams Square West, 5205 N. O'Connor Blvd., Irving, Texas 75039. Mr. Ramsey is an independent management and financial consultant and his business address is 1400 Williams Square West, 5205 N. O'Connor Blvd., Irving, Texas 75039. Mr. Stillwell is a partner in the law firm of Baker & Botts, L.L.P. and his business address is 1400 Williams Square West, 5205 N. O'Connor Blvd., Irving, Texas 75039.

         (d) and (e). Neither Reporting Person, nor any of the respective executive officers and directors of Reporting Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the terms of a Purchase and Sale Agreement dated May 16, 1999 and effective as of July 1, 1999, Pioneer USA sold the interests in certain of its oil and gas producing properties, primarily located in Texas, Louisiana and Oklahoma to Prize Energy Corp., a Delaware corporation ("Old Prize"), for a total consideration of $242 million, including transaction costs, payable in cash and 2,377.443 shares of Series A 6% Convertible Preferred Stock of Old Prize.

         Pursuant to the terms of an Agreement and Plan of Merger dated October 8, 1999, a wholly owned subsidiary of Vista Energy Resources, a Delaware corporation, was merged with and into Old Prize, on February 8, 2000. In connection with the merger, Vista Energy Resources, Inc. was renamed Prize Energy Corp ("New Prize" or "Issuer"). Pursuant to the terms of the merger, each share of Series A 6% Convertible Preferred Stock of Old Prize was converted into 1,665.187 shares of New Prize Series A 6% Convertible Preferred Stock. Therefore, Pioneer USA is now the owner of 3,984,197 shares of Series A 6% Convertible Preferred Stock of New Prize (the "Shares"), which are currently convertible into shares of Common Stock on a one-for-one basis, and to which this Statement relates.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Pioneer USA acquired the Shares as partial consideration for the sale of certain of its oil and gas producing properties to Old Prize. (See Item 3.)

         Except as set forth in this Item 4 and Item 6, neither Reporting Person has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Assuming conversion of all Series A 6% Convertible Preferred Stock of Issuer, each Reporting Person is the beneficial owner of 3,984,197 shares of Common Stock, or 27.26% of the outstanding shares of Common Stock of Issuer. Subject to the terms of the Voting and Shareholders Agreement described in Item 6, each Reporting Person has the sole power to vote and dispose of the shares.

         (c) and (d). Neither Reporting Person, nor any of the respective executive officers or directors of the Reporting Persons, effected any transactions in the Common Stock during the past 60 days, and no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales, of, the shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Voting and Shareholders Agreement.

         Pursuant to the Voting and Shareholders Agreement (the "Voting and Shareholders Agreement") dated February 8, 2000 between the Issuer and holders of the Issuer's Common Stock and Shares, including Pioneer USA, the parties to the agreement will have the following rights to nominate and elect directors to the Issuer's board:

         o Stockholders who are members of Issuer's management may designate one member;

         o        Natural Gas Partners V, L.P. may designate three members; and

         o        Pioneer USA may designate two members.

         The parties to the Voting and Shareholders Agreement are obligated to vote their respective shares of Common Stock and Shares as may be necessary to implement the above board representation.

         However, on the date on which Pioneer USA no longer owns at least 60% of the Shares initially issued to it in the merger, or the equivalent number of shares of Issuer's Common Stock obtained upon conversion, Pioneer USA shall have the right to nominate and elect one director to the Issuer's board and Natural Gas Partners V, L.P. shall have the right to nominate and elect four directors to the Issuer's board.

         The provisions of the Voting and Shareholders Agreement described above regarding election of directors terminates as to:

         o any single Issuer management member on the first to occur of the termination of that person's employment by Issuer, the death of that person and the date on which that person transfers Issuer securities in violation of the transfer restrictions provided for in the agreement;

         o Pioneer USA on the date on which Pioneer USA no longer owns shares of Issuer's Common Stock and shares of Issuer's convertible preferred stock, which are convertible into shares of Issuer's Common

                  Stock, that constitute, on an as converted basis, at least 16.7% of the Issuer's Common Stock outstanding; and

         o        all parties to the agreement on June 29, 2009.

         The Voting and Shareholders Agreement also contains certain restrictions on the transferability of the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Voting and Shareholders Agreement dated as of February 8, 2000 between Prize Energy Corp. and its stockholders.*

Exhibit 99.1: Joint Filing Statement dated February 18, 2000 among Reporting Persons.*


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*Filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 18, 2000                PIONEER NATURAL RESOURCES COMPANY



                                          By: /s/  MARK L. WITHROW
                                             -------------------------------
                                          Name: Mark L. Withrow
                                          Title: Executive Vice President


Dated:   February 18, 2000                PIONEER NATURAL RESOURCES USA, INC.



                                          By: /s/  MARK L. WITHROW
                                             -------------------------------
                                          Name: Mark L. Withrow
                                          Title: Executive Vice President

                                  EXHIBIT INDEX


Exhibit
   No.        Description
-------       -----------
10.1          Voting and Shareholders Agreement dated as of February 8, 2000 between Prize Energy Corp. and its stockholders.*

99.1          Joint Filing Statement dated February 18, 2000 among the Reporting
              Persons.*



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*Filed herewith.